March 8, 2006

TRANSMITTED TO FAX 303-458-3751

Mr. Mark Lana

President and Chief Executive Officer

HS3 Technologies, Inc.

1800 Boulder Street - #600

Denver, Colorado	80211

Dear Mr. Lana:

This letter is to notify HS3 Technologies Inc. (“HS3”) that, effective immediately, I am resigning as Chief Operating Officer, Secretary and Director (Principle Financial Officer and Principle Accounting Officer) of HS3.

It is my understanding the company is moving in a different direction. I only discovered this fact because of your letter to Dennis Baird terminating his contract. I was not included in the decision-making process for the company to proceed in a different direction. On February 14, 2006, I requested an update on HS3’s business activities with McDonalds, the hotels and the oil fields, as well the check register. As of today, I have not received the requested items, nor have I been included in the decision-making process.

The Bylaws of HS3 state “the Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation....” With this in mind, I cannot remain a Director and Officer of HS3, as I have not been fully informed, nor been a part of, recent decisions made regarding the future path of HS3.

I have enjoyed working with you and wish you and HS3 the best of luck.

Regards,

/s/ Lougene Ann Baird

Lougene Ann Baird

2210 Pinewood Road

Sedalia, Colorado 80135